UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2007

EWORLD INTERACTIVE, INC.

(Exact Name of Registrant as Specified in its Charter)

Florida	333-130707	65-0855736
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1088 South Pudong Road, Suite 1202, Shanghai, China 200120
(Address of Principal Executive Offices)

(021) 6888 0708
Registrants Telephone Number

.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.01 – Completion of Acquisition or Disposition of Assets.

Eworld Interactive, Inc. incorporates by reference into this report on Form 8-K the disclosure contained in our recent report on Form 10KSB filed on April 2, 2007, our recent report on Form 10QSB filed May 8, 2007 and our current report filed on Form 8-K filed May 22, 2007. We amend or supplement that disclosure with the specific disclosure contained in this current Report on Form 8-K including the attached exhibits.

**Purchase of Mojo Media Works, Limited ("Mojo")**

Effective May 21st ,2007 Eworld Interactive, Inc.(Eworld) acquired 100% of the issued and outstanding equity of Mojo Media Works, Limited (Mojo),a British Virgin Islands company.

The consideration paid for Mojo was pursuant the following contract clauses contained in the Definitive Stock Purchase Agreement between Mojo and Eworld and attached to this Form 8K as exhibit 10.1:
        1.3   **Purchase Price.** In consideration of the sale of the Shares by Sellers to Buyer, Seller and Seller's shareholders shall receive a total of seven million, (7,000,000) shares of the Company's common stock (the "Company Shares") upon the closing of the Acquisition (the "Closing"), in exchange for all of the Seller Shares.

        1.4   **Bonus Shares.** It is hereby agreed that Sellers shall receive and additional one million (1,000,000) shares of the Company's common stock for each one million US dollars ($1,000,000) of net profit earned for the Company over three million US dollars ($3,000,000) up to six million US dollars ($6,000,000) in the first twelve (12) months of operation. That is to say; if the Company earns a net profit of $4,000,000 - $4,999,999 the Sellers shall receive a total of 1,000,000 additional shares of stock; if the Company earns a net profit of $5,000,000 - $5,999,999 the Sellers shall receive a total of 2,000,000 additional shares of stock; and, if the Company earns a net profit of $6,000,000 or greater, the Sellers shall receive a total of 3,000,000 additional shares of stock.

The value of the consideration paid by Eworld bears no relation to the book value or ascertainable tangible or intangible assets of Mojo. Mojo has limited operations and has not established significant revenues to date through its operations. Based on the current market price for Eworld's common stock as quoted on the OTC.BB by the symbol EWIN the valuation would be approximately $6,000,000. However, the common equity of Eworld has only been available for quotation for a limited time and has had limited trading volume during that time. The equity being issued in this transaction is restricted pursuant to Rule 144 and must be held for an extended period. The total transaction represents an issuance of only 14% in new equity. Eworld and Mojo having similar operational structures through their operations in China, assets, revenue history and other factors were significant considerations related to the amount and type of consideration paid. The synergies between the media portal operated by Eworld and media production opportunities presented by Mojo were also significant considerations related to this transaction.

The additional consideration is performance based; requiring substantial net profits to be generated as a condition precedent of any additional consideration.

Upon issuance of the seven million common shares for the purchase of Mojo, Mr. Guy Peckham will return for cancellation seven million common shares held by him personally.

No material relationships exist between Eworld and Mojo or any of their respective officers, directors or other affiliates.

Selling Equity Holders of Mojo and Resulting Holdings in Eworld
*David S. Tumaroff	- Mojo BVI CEO	1,790,000 shares	3.6%
KinPak Mak	- Mojo Shanghai CEO	1,120,000 shares	2.2%
*Joseph G. Openshaw	- Mojo Philipines President	1,120,000 shares	2.2%
FuZheng Dong	- Mojo Shanghai President	1,120,000 shares	2.2%
Frank A. O'Donnell	- Mojo Management	1,400,000 shares	2.8%
*Robert I. Silberberg	- Mojo Management	225,000 shares	0.4%
Leonard V. Koch	- Mojo Management	225,000 shares	0.4%
	Total Shares	7,000,000 shares	14.2%

* Indirect through entities controlled by the identified individual

Organizational History: Mojo Media Works Limited

Mojo Media Works Limited ("Mojo") is a limited liability company incorporated under the International Business Act of the British Islands ("BVI") on June 1, 2006.
The principal business of Mojo and its subsidiary companies (collectively referred to as the "Group") is to establish a new business in the production and distribution of television programs in the Peoples Republic of China (PRC). The Group has commenced such new business in 2007, but there has been no significant revenue. Accordingly, the Group is considered a development stage company.

The Group is comprised of the Mojo Media Works Limited, Mojo Media Works (Hong Kong) Limited ("Mojo Hong Kong"), a wholly owned subsidiary company of Mojo Hong Kong that is incorporated under the laws of the Peoples' Republic of China ("PRC"), Mojo Media Work Consulting Services (Shanghai) Limited, and a company that is a variable interest entity.

Variable Interest Entity

PRC regulations currently limit foreign ownership of companies that participate in the production and distribution of TV programs in the PRC. To comply with these regulations, the Group's business in the production and distribution of television programs in the PRC are conducted through Shanghai Ruth Cultural Broadcasting Company Limited (also known as "Shanghai Ruth"), a company whose equity interests are held by individuals who are Chinese nationals.

Shanghai Ruth is treated as a variable interest entity and its results are consolidated into those of the Mojo Media Works Limited. Shanghai Ruth is a PRC company incorporated in April 2005. By virtue of various contractual arrangements, the Company has total control over the operation and interest of Shanghai Ruth and is at risk for the losses of Shanghai Ruth, if any, or to benefit all returns of Shanghai Ruth, if any.

These agreements include:

Two exclusive service agreements. Under these agreements, the Group is the provider of technical and consulting service to Shanghai Ruth. In return, Shanghai Ruth is required to pay the Group service fees for the technical and consulting services it receives. The technical and consulting services fees are adjusted at the

Group's sole discretion. The Group is entitled to receive service fees in an amount up to all of the net income of Shanghai Ruth. The exclusive service agreements will terminate in April 2015 and in September 2024.

Voting rights proxy agreement   Under this agreement, the shareholders of Shanghai Ruth have conferred on the Group the voting rights to vote on all matters in relation to the management and operation of Shanghai Ruth. This agreement will terminate in September 2024.

Share pledge agreement The shareholders of Shanghai Ruth have pledged their equity interest in Shanghai Ruth to Mojo Media Works Limited to secure the performance of the exclusive service agreements between Shanghai Ruth and the Group.

Exclusive share option agreement Under this agreement, the Group has the option to acquire 100% equity interests in Shanghai Ruth for a purchase price equalled to the registered capital of Shanghai Ruth or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase.

Business Description: Mojo Mediaworks,(BVI) Limited

Mojo Mediaworks,(BVI) Limited and its wholly owned subsidiaries, Mojo Mediaworks Consulting Shanghai (Mainland China), Mojo Mediaworks HK Ltd (Hong Kong) and Mojo Philippines, Limited (Philippines) all combine to create a potentially profitable group, with intent on key strategic business development in both traditional and new technology media development and distribution

Management Summary

MOJO Mediaworks is operated by the four Founding Partners, acting as company Managers. Companies are headquarterd in the US, China and the Philippines.

Mojo Shanghai Consulting is run by David Tumaroff as CEO and Kin Mak as Managing Director. The company maintains a primary office in Shanghai with a full time support staff of four. Contractors provide additional personnel mainly in the areas of IT development and support, marketing and promotion and media/TV production.

Mojo, Philippines will be headquartered in Metro Manila, Philippines. The division is overseen by President Garrett Openshaw and will be supplemented by full time staff to include as required, IT staff, comptroller and SE Asia sales representatives. Contractors will provide additional support in the areas of game and software development, network development and operations, hardware supply

Mojo Mediaworks, Ltd. is the BVI Chartered Holding Company for the Group. The day to day activities are overseen by CEO, David Tumaroff. Mr. Tumaroff's primary responsibilities include International Television development (with CBSParamount, Randy Jackson, etc.), International Slingo Development, New Media Relations, funding and global growth strategies. In addition Mr. Tumaroff provides direct television consultation and producing services within China. He oversees all the subsidiaries from a strategic perspective. Mr. Tumarofff maintains one executive assistant.

Mojo Mediworks has an affiliate office in Engelwood Cliffs, New Jersey (USA) operated by ROLE Entertainment, LLC. The Princiapls of ROLE are Len Koch and Robert Silberberg, both of whom are founding shareholders in Mojo Mediaworks, Ltd (BVI). Mr. Koch is a television syndication veteran of over 30 years, whose many accomplishments include the creation and syndication of the Mike Douglas, Sammy Davis Jr. and Dinah Shore television series. Mr. Koch founded the company Syndicast which was instrumental in the development of the barter syndication business in the United States. Mr. Silberberg is a former CBS and ABC Broadcast Network Executive. He was at different times head of advertising sales for both national television broadcast networks. Through Mr., Koch and Mr. Silberberg, Mojo enjoys direct access to most of the industry's top players including Hollywood studios, broadcast television networks, cable and the advertising agencies of Madison Avenue. Mr. Koch and Mr. Silberberg are primarily responsible for Mojo's relationships with CBSParamount, GroupM/Mindshare, OMD and Slingo Corp among others.

Products and Services

Mojo Mediaworks intends to create branded media for distribution and sales through traditional broadcast platforms as well as Internet, Mobile, IPTV, SMS and our own proprietary (proposed) WiFi network enabled distribution network (MOJO-AIM). In the future Mojo will aggregate the content of others distributing it and managing sales through distribution channels throughout China and Southeast Asia.

Mojo Mediaworks distributes for sale, the SLINGO™ branded games suite throughout China and the Philippines including the worldwide rights to produce an interactive television game show. These platforms include Internet, Mobile, IPTV and interactive television games.

Mojo Mediaworks Shanghai, is working with SMG, SWLC (Welfare Lottery) and third party network solutions providers and machine manufacturers to create a complete interactive gaming system.

Mojo Mediaworks Shanghai, is also developing its business plan for the creation of the MOJO Wifi Interactive Device, based on a new technology and Network supplier. This is intended as the first advertiser supported, content driven new media platform to become available in the crowded VAS space in Mainland China.

Market Summary

Mojo Mediaworks TV productions

Management believes advertisers are seeking new television content format to maximize their media spending efficiency. Reality television shows with live (SMS, Internet and IVR) voting and proposition mechanisms built in are gaining acceptance from the advertisers.

Management believes that advertisers are discouraged by the non-interactive nature of the traditional television viewing/broadcast pattern and also by the increasing channel switching rate during commercial breaks. Management believes advertisers are seeking new television content format to maximize their media spending efficiency. Reality television shows with live (SMS. Internet and IVR) voting and proposition mechanisms built in are gaining acceptance from the advertisers. Currently reality television shows in China occupy less than 10% of the total available airtime.

Initial entry to the China television content market for Mojo Mediaworks would be focused on television reality shows. MOJO Mediaworks will also target the national advertisers and provincial advertiser.

Slingo

This market is to be segmented by playing modes consisting of Slingo Machines at Lottery Halls and SMS playing interacting to TV game shows.

The reason for this segmentation is that primarily the SMS "players" are more prone to stay away from Lottery Halls whereas the Slingo Hall players enjoy the physical presence at the venue.

Growth in the Slingo Lottery Hall sector is expected to be driven by the modernized design of the Slingo venues and the new dimensions of the Slingo games over the current games played. We also expect the new games, new environment and new promotion campaigns will draw not only more of the traditionally profiled Lottery players but also will draw in the younger white collar players.

As SMS messaging has been established as a main communication tool in Asia, the integrated format of interactive TV game show and SMS player will provide a new mode of SMS enjoyment to the public.

About Eworld Interactive, Inc.

Eworld Interactive, Inc. is through its relationship with Shanghi Eworldchina Information Technologies Co., Ltd. the developer of eworldchina.cn, an online community focused on entertainment content provided by both leading professional content producers and amateur content produced by users of the website. The online platform allows users to create and define their own personal space in the community, then interact with and within the community on multiple levels. Users can interact user-to-user, user-to-group, user-to-club, user-to-community and through voting and rankings. These users then have access to and can interact with entertainment content provided by leading partners and affiliates producing music, television, film, gaming and more. The Company creates circular interaction among its website users and the content programming consumers thus continuously involving the audience.

Additional business information is contained in our recent report on Form 10KSB filed on April 2, 2007, our recent report on Form 10QSB filed May 8, 2007 and our current report filed on Form 8-K filed April 22, 2007.

Supplemental or Amended Disclosures

Legal Proceedings

No legal proceedings were initiated or served upon the Company in the interim period beginning April 1, 2007 through the date of this current report on Form 8-K.

Market for Common Equity and Related Stockholder Matters

Eworld Interactive, Inc. common stock is listed on the NASDAQ Bulletin Board under the symbol "ewin.ob". The first available quotations on the NASD Over-The-Counter Bulletin Board appear at the end of January 2007. The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions. The prices included below have been obtained from sources believed to be reliable:

Period Ending	Open	High	Low	Close
May 21, 2007	$0.89	0.98	0.89	0.93
April 30, 2007	0.82	0.82	0.70	0.70
March 30, 2007	0.66	0.66	0.66	0.66
February 28, 2007	0.66	0.66	0.66	0.66
January 31, 2007	1.15	1.17	1.10	1.10

Holders

Total shares outstanding as of March 31, 2007 were 49,256,205; and were held by approximately 68 shareholders of record and an undetermined number of holders in street name.

Recent Sales of Unregistered Securities

(Supplemental Disclosure)

Effective May 21st ,2007 Eworld Interactive, Inc.(Eworld) acquired 100% of the issued and outstanding equity of Mojo Media Works, Limited (Mojo),a British Virgin Islands company. The purchase price for Mojo was 7,000,000 shares of common stock will be issued to seven shareholders of MOJO in exchange for 100% of the outstanding equity of Mojo. Additional bonus shares can also be issued pursuant to performance conditions required of Mojo; these bonus shares could be up to 3,000,000 additional shares if all conditions are met.

The value of the consideration paid by Eworld bears no relation to the book value or ascertainable tangible or intangible assets of Mojo. Mojo has limited operations and has not established significant revenues to date through its operations. Based on the current market price for Eworld's common stock as quoted on the OTC.BB by the symbol EWIN the valuation would be approximately $6,000,000. However, the common equity of Eworld has only been available for quotation for a limited time and has had limited trading volume during that time. The equity being issued in this transaction is restricted pursuant to Rule 144 and must be held for an extended period. The total transaction represents an issuance of only 14% in new equity. Eworld and Mojo having similar operational structures through their operations in China, assets, revenue history and other factors were significant considerations related to the amount and type of consideration paid. The synergies between the media portal operated by Eworld and media production opportunities presented by Mojo were also significant considerations related to this transaction.

All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933, Regulation S and are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our stock took their shares for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

Changes In / Disagreements with Accountants on Accounting/Financial Disclosure

There have been no disagreements between the Company and its independent accountants on any matter of accounting principles or practices or financial statement disclosure.

Executive Compensation

(Supplemental Disclosure)

Compensation Summary

Notes:
Employment Agreements
As of the year ended March 31, 2007, Eworld Interactive, Inc. has not entered into formal employment agreements with any of our executive officers or directors.

Pursuant to our acquisition of Mojo Mediaworks, Ltd. we are evaluating compensation packages for Eworld and Mojo staff. No agreements or terms have been confirmed but are expected to be implemented sometime before the end of the second quarter 2007.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 31, 2007; the beneficial ownership of Eworld Interactive, Inc. common stock by each person known to the company to beneficially own more than five percent (5%) of the company's common stock, including options, outstanding as of such date and by the officers and directors of the company as a group. Except as otherwise indicated, all shares are owned directly**:**

Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Acquirable	Percentage of Class
Guy Peckham President and Director	9,771,458	0	20.2
Officers and Directors as a Group	9,771,458	0	20.2
Total Shares Issued and Outstanding	49,256,205		

Each beneficial owner's percentage ownership assumes the exercise or conversion of all options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after March 31, 2007.

Total shares outstanding as of March 31, 2007 were 49,256,205 held by approximately 62 shareholders of record and an undetermined number of holders in street name.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Subsequent Ownership Events

Effective May 21st ,2007 Eworld Interactive, Inc.(Eworld) acquired 100% of the issued and outstanding equity of Mojo Media Works, Limited (Mojo). The consideration paid for Mojo was 7,000,000 common shares that will be distributed to the equity holders. The table below identifies the recipients of these shares and resulting beneficial ownership in Eworld:

Selling Equity Holders of Mojo and Resulting Holdings in Eworld

*David S. Tumaroff	- Mojo BVI CEO	1,790,000 shares	3.6%
KinPak Mak	- Mojo Shanghai Mgmt.	1,120,000 shares	2.2%
*Joseph G. Openshaw	- Mojo Philipines President	1,120,000 shares	2.2%
FuZheng Dong	- Shanghai Ruth President	1,120,000 shares	2.2%
Frank A. O'Donnell	- Mojo Management	1,400,000 shares	2.8%
*Robert I. Silberberg	- Mojo Management	225,000 shares	0.4%
Leonard V. Koch	- Mojo Management	225,000 shares	0.4%
	Total Shares	7,000,000 shares	14.2%

* Indirect through entities controlled by the identified individual

Upon issuance of the seven million common shares for the purchase of Mojo, Mr. Guy Peckham will return for cancellation seven million common shares held by him personally. The return of outstanding equity will reduce Mr. Peckham's holdings to 2,771,458 common shares and reduce his beneficial ownership to 5.6% of the issued and outstanding common stock of Eworld (EWIN.OB).

Certain Relationships and Related Transactions

(Supplemental Disclosure)

Advances to Mojo Media Works, Limited

Pursuant to a Letter of Intent to acquire 100% ownership of Mojo Media Works Limited we have advance $450,000. On May 21, 2007 we completed the acquisition of Mojo resulting in the advances becoming a non-interest bearing and repayable upon demand.

Management's Discussion and Analysis or Plan of Operations

(Supplemental Disclosure)

This statement may include projections of future results and "forward looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Quarterly Report, other than statements of historical fact, are forward looking statements. Although management believes that the expectations reflected in these forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Management Plan of Operations

Recent Events

May 2007 – In February 2007, Eworld entered into a letter of intent to provide consulting and technical services to Shanghai Eworld China Information Technologies Co., Ltd. Shanghai Eworld China Information Technologies Co., Ltd. is the operator of Chinese internet entertainment portal www.eworldchina.cn. The portal is a leader in China's online interactive community providing users with a platform for social networking, collaborative gaming, and content publishing online. Content comes in the form of user generated content as well as content supplied by leading content providers and game developers. The Company will focus its efforts on acquiring new users and retaining them by continually improving their online experience.

On May 11, 2007, we received the necessary approvals from the Chinese government required to enable us to complete the associations and agreements completing our Wholly Owned Foreign Enterprise (WOFE).

China Operations Associations and Agreements

Eworld Interactive, Inc. has implemented the necessary agreements whereas:

Eworld Interactive Incorporated is a Florida based company holding 100% of Eworld Interactive (Cayman Island) Co., Limited("Eworld Cayman"). Eworld Cayman holds 100% of a wholly owned foreign enterprise ("WOFE") operation arm in Shanghai China. Zhi Gang Laurence Li and Hui Magic Li are the Chinese national nominees on behalf of the Company who totally hold 100% (80% and 20% respectively) of a Chinese domestic enterprise necessary hold the requisite designation and licensing of an internet content provider (ICP) in China. Mr. Zhi Gang Laurence Li and Mr. Hui Magic Li have trust and pledge agreements in place with WFOE which effectively grant all control of the local domestic business and the Chinese domestic enterprise to Eworld Interactive Inc. Eworld Interactive Inc. holds all the rights, trademarks and technology for the Eworld platform and all of its business units in operation in China.

Our recent report on Form 10KSB filed on April 2, 2007 contains an illustrative diagram of these associations and agreements.

The six control and fee agreements necessary to maintain involvement in the operating Chinese entity without violating foreign ownership restrictions were filed as part of our Current Report filed on Form 8-K on May 22, 2007.

May 2007 – In February 2007, Eworld entered into a Letter of Intent to acquire Mojo Mediaworks Limited ("Mojo") and its subsidiaries. Mojo Mediaworks Limited currently operates in the USA, China and Philippines, engages in self-developed contents tailored for the China and Philippine markets in the form of casual online games (Singo), Interactive TV/SMS Game show (Singo Interactive Games show) and contents sourced from international developers and other Hollywood majors such as the CBS Paramount TV reality drama (America's Next Top Model – China version) and mobile games (America's Next Top Model Mobile Games). Mojo Mediaworks CO., LTD. will create will create "integrated cross media platforms viewership" bundles, in a fully interactive manner and deliver that to advertisers and broadcaster for revenue generation.

On May 21, 2007 we completed the acquisition of Mojo Mediaworks Limited ("Mojo") and are working with the new members of our team to expand operations utilizing the opportunities unique to each operating segment.

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

Effective May 21ˢᵗ ,2007 Eworld Interactive, Inc.(Eworld) acquired 100% of the issued and outstanding equity of Mojo Media Works, Limited (Mojo),a British Virgin Islands company. The purchase price for Mojo was 7,000,000 shares of common stock will be issued to seven shareholders of Mojo in exchange for 100% of the outstanding equity of Mojo. Additional bonus shares can also be issued pursuant to performance conditions required of Mojo; these bonus shares could be up to 3,000,000 additional shares if all conditions are met.

The value of the consideration paid by Eworld bears no relation to the book value or ascertainable tangible or intangible assets of Mojo. Mojo has limited operations and has not established significant revenues to date through its operations. Based on the current market price for Eworld's common stock as quoted on the OTC.BB by the symbol EWIN the valuation would be approximately $6,000,000. However, the common equity of Eworld has only been available for quotation for a limited time and has had limited trading volume during that time. The equity being issued in this transaction is restricted pursuant to Rule 144 and must be held for an extended period. The total transaction represents an issuance of only 14% in new equity. Eworld and Mojo having similar operational structures through their operations in China, assets, revenue history and other factors were significant considerations related to the amount and type of consideration paid. The synergies between the media portal operated by Eworld and media production opportunities presented by Mojo were also significant considerations related to this transaction.

All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933, Regulation S and are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our stock took their shares for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Eworld Interactive, Inc. includes herewith the following exhibits:

10.1   Agreement – Definitive Stock Purchase Agreement

99.1   Financial Statements – Eworld Interactive, Inc. - Unaudited Pro Forma Condensed Financial Statements for the Year Ended December 31,2007 and the Three Months Ended March 31, 2007

99.2   Financial Statements – Mojo Media Works, Ltd. - Audited Financial Statements for the Periods from June 1, 2006 (date of incorporation) to December 31, 2006 and from January 1, 2007 to April 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Eworld Interactive, Inc.**

Date: May 25, 2007   By: \s\   Guy Peckham, President

Name: **Guy Peckham**

Title: President and CEO